

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 17, 2008

Mr. Michael J. Shea
Chief Financial Officer
MAC-GRAY Corporation.
404 Wyman Street, Suite 400
Waltham, MA 02451

      RE: **MAC-GRAY Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed March 14, 2008
               File No. 1-13495

Dear Mr. Shea:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Michael J. Shea
MAC-GRAY Corporation
December 17, 2008
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Fiscal year ended December 31, 2007 compared to fiscal year ended December 31, 2006, page 20

Income from operations, page 22

1. We note you present a non-GAAP measure called "Income from Operations, as adjusted" on pages 23 and 28 and another non-GAAP measure called "Net Income, as adjusted" on pages 24 and 30. It appears that these calculations include charges that seem to be recurring and therefore both presentations do not appear to be appropriate pursuant to Regulation S-K Item 10(e). Therefore it appears that these calculations should be deleted. Please revise or advise.

Critical Accounting Policies and Estimates, page 34

2. We note that you record the estimated cash not yet collected at period-end that remains at laundry facility management and reprographics customer locations. We also note that the estimates are based upon historical collection trends. With a view towards expanded disclosure please tell us specifically what analysis is performed to ensure that the estimate is reasonable given that a significant amount of the cash and cash equivalents balance is estimated.

Item 9A. Controls and Procedures, page 40

3. We note your language on page 41 stating that management's report on internal controls over financial reporting shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act. Please amend your Form 10-K to remove this language as this limitation is not permitted. Also, revise your disclosure regarding the conclusions of your principal executive officer and principal financial officer as to the effectiveness of your disclosure controls and procedures in light of this error. If you continue to disclose that your disclosure controls and procedures were effective at year-end, explain their conclusion in light of this error. Refer to Regulation S-K Items 307 and 308.

Notes to the Consolidated Financial Statements

Significant Accounting Policies, page F-10

4. We note you review long-lived assets, including fixed assets and intangible assets with definite useful lives, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. You

describe the analysis performed specific to laundry facility management contract rights for contracts with a 15-year and 20-year amortization period. However you do not discuss the analysis performed on fixed assets. With a view towards expanded disclosure please tell us what analysis you perform on fixed assets, specific to the facilities management equipment. Include analysis consideration of SFAS 144, paragraphs 16 – 19 and a draft of your revised disclosure.

5. We understand your policy for measuring impairment of goodwill as it is described in the second paragraph under Impairment of Long-Lived Assets. However the policy described in the third paragraph is unclear as it references goodwill but discusses writing down appropriate assets to their estimated realizable value and grouping assets at the lowest level for which there is identifiable cash flows. Please confirm to us your policy as it relates to determining if goodwill is impaired and clarify the policy described in the third paragraph.

Income Taxes, page F-23

6. We note there is a large tax settlement adjustment of -40 % included in the income tax rate reconciliation for the year ending December 31, 2006. Please tell us the nature of this adjustment, what gave rise to it and disclosure considerations made.

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis, page 13

Setting Executive Officer Total Compensation, page 15

7. We note that it appears that you benchmark compensation with the assistance of CFS. Specifically, we note that you use selected Massachusetts-based publicly-traded companies' proxy statements in this process. Please identify the companies used in this analysis in future filings. Refer to Regulation S-K Item 402(b)(2)(xiv) and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If you do not believe you are required to disclose this information, please explain to us why in your response letter.

Performance Based Annual Incentive Compensation, page 17

8. We note that you use pre-determined corporate performance targets in determining amounts to be paid pursuant to the Cash Plan and the Equity Plan. Please disclose these targets in future filings to the extent they are material in the context of your executive compensation policies and decisions. If you do not believe they are material, please explain to us why in your response letter. If you believe that disclosure of corporate performance targets for completed fiscal years is not required because it would result in

competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed targets. General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In future filings, please provide a more detailed discussion of how actual cash bonus awards and equity awards for each named executive officer were determined for your most recently completed fiscal year. Please compare actual performance during the year against the relevant targets. Also discuss the nature and significance of individual assessments and any other qualitative factors. Tabular disclosure may be helpful.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director